PreMD Second Quarter 2007 Report	1

Second Quarter Report
2007

For the period ended June 30, 2007

Dated August 14, 2007

PreMD Inc.
Toronto Stock Exchange: PMD
American Stock Exchange: PME
www.premdinc.com

PreMD Second Quarter 2007 Report	2

Message to Shareholders

PreMD Inc. is pleased to announce financial results for the second quarter of fiscal 2007 ended June 30, 2007 (Q2 2007).

Recent Significant Highlights

•	Completed a U.S. marketing and distribution partnership with AstraZeneca Pharmaceuticals for PREVU*.
•	Submitted a 510(k) application to U.S. Food and Drug Administration (FDA) for an expanded regulatory claim for PREVU* POC.
•	Completed a manufacturing and supply agreement with Fisher Diagnostics (a subsidiary of ThermoFisher Scientific) for the manufacturing and assembly of PREVU* POC test kits and PREVU* LT reagents.
•      The American Stock Exchange accepted continued listing plan.
•	Received Notice of Allowance for a United States patent on PREVU*LT from United States Patent and Trademark Office (USPTO).
•
Granted approval by the Canadian Intellectual Property Office for two patents titled: ‘Screening Test for Early Detection of Colorectal Cancer’ and ‘Screening Test for Early Detection of Colorectal Neoplasia.’

•	Awarded registered trademarks for the name ‘PreMD’ as well as the corporate slogan ‘Predict to Prevent’ by the Canadian Intellectual Property Office.
•	Completed two scientific submissions based on findings from PREPARE and PASA studies.
•	Acceptance of PASA abstract for presentation at the American Heart Association Scientific Sessions 2007.

The second quarter of Fiscal 2007 has seen PreMD continue to execute on its strategy of being a leading company in predictive medicine. A new major partnership, a financing, progression on our lead products, and the strengthening of our intellectual property are all important milestones contributing to the future success of our company. Several key building blocks are now in place. On July 16, 2007, we signed a U.S. marketing and distribution agreement with AstraZeneca. This agreement will help to maximize the value of our lead product, currently marketed as PREVU*, within the U.S. healthcare community and we are pleased to have aligned ourselves with one of the largest pharmaceutical companies in the world. We anticipate partnering the rights to PREVU* for the rest of the world later in 2007. The structure of our partnership with AstraZeneca has enabled our business development efforts to continue with other products in our pipeline. As PreMD retained rights to license PREVU* LT to the life-insurance industry, commercialization discussions are actively underway. Also, we continue to discuss possibilities in developing a strategic partnership for the complete line of oncology products.

Our financial footing is also solid. The private placement we completed during the first quarter of 2007 has provided us with sufficient cash resource to meet our current operating and capital requirements. We anticipate that our burn rate in the coming year will decrease, as our business model and partnership structure with AstraZeneca is aligned with R&D expenditures.

PreMD Second Quarter 2007 Report	3

Financial Overview

The consolidated net loss for Q2 2007 was $1,341,000 or ($0.05) per share compared with a loss of $2,115,000 or ($0.10) per share for the quarter ended June 30, 2006 (Q2 2006). For the six months ended June 30, 2007, the net loss was $2,931,000, or ($0.12) per share, compared with $4,489,000, or ($0.21) per share for the six months ended June 30, 2006. The decrease was primarily due to decreased clinical trials expenses and unrealized foreign exchange gains on the revaluation of the convertible debentures. The Company expects research and development expenses to be at lower than historical levels for the remainder of fiscal 2007. Cash used to fund operating activities during Q2 2007 amounted to $1,264,000 compared with $1,835,000 in Q2 2006. Total product related sales were $8,000 for Q2 2007 compared with $5,000 for Q2 2006.

Outlook

We continue to forge strategic alliances and focus our resources towards efforts that will result in increasing future revenues. In completing a partnership with AstraZeneca, we anticipate product revenues, as well as milestone payments related to the completion of several objectives. We are making excellent progress against the objectives we have consistently outlined and will continue to focus on developing our in-house portfolio while continuing the expansion of our scientific base.

We appreciate your support.

Sincerely,

Brent Norton, MD, MBA
President and Chief Executive Officer

PreMD Second Quarter 2007 Report	4

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This report contains forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should consider each of the following factors as well as other information in the Annual Report, the Annual Information Form and Form 20-F for the year ended December 31, 2006 in evaluating PreMD’s business and its prospects. These documents are available on SEDAR at www.sedar.com and/or on EDGAR at www.edgar-online.com.

Vision

PreMD Inc. (“PreMD” or the “Company”) is a predictive medicine company dedicated to improving health outcomes with non- or minimally-invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer.

Corporate Overview

PreMD’s products are designed to identify those patients at risk for disease. With early detection, cardiovascular disease and cancer can be more effectively treated, or perhaps even prevented altogether. PreMD is developing easy-to-use, accurate and cost-effective tests designed for use right at the point-of-care, in the doctor’s office, at the pharmacy, for insurance testing, and, eventually, at home.

Our product development pipeline includes:

Coronary Artery Disease Risk Assessment:
•	PREVU* Point of Care (“POC”) Skin Cholesterol Test (cleared for sale in the U.S. (CLIA-exempt), and Canada and CE-marked in Europe)
•      PREVU* LT Skin Cholesterol Test, a lab-processed format
•      PREVU* PT Skin Cholesterol Test, a consumer-oriented format (in development)

Cancer Screening Tests (in development):
•      ColorectAlert™
•      LungAlert™
•      Breast cancer test

Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual audited consolidated financial statements. The interim consolidated financial statements do not include all disclosures required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2006. Where appropriate, these interim consolidated financial statements include estimates based on management’s judgment.

PreMD Second Quarter 2007 Report	5

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ [“CICA”] Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”.

a)
Section 3855, Financial Instruments - Recognition and Measurement, describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that:

•	All financial assets be measured at fair value, with some exceptions, such as loans and receivables and investments that are classified as held-to-maturity;
•	All financial liabilities be measured at fair value if they are derivatives or classified as held-for-trading purposes. Other financial liabilities are measured at their carrying value; and
•	All derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

As a result of adopting this section on January 1, 2007, the Company reclassified financing fees relating to the issuance of convertible debentures of $347,589 from unamortized deferred financing fees to convertible debentures. The reclassification of debt issue costs has no material impact on earnings. Financing fees are amortized using the effective interest method over the term of the related debt instrument.

In accordance with the new standard, the Company has classified cash and cash equivalents as held-for-trading, short-term investments as held-to maturity, accounts receivable as loans and receivables and accounts payable, accrued liabilities and convertible debentures as other financial liabilities.

The standard requires derivative instruments to be recorded as either assets or liabilities measured at their fair value, with changes in fair value recognized in net income. Certain derivatives embedded within a host contract must also be measured at fair value. Prior to the adoption of this standard, the conversion feature and warrants related to the Company’s unsecured convertible debentures were separately presented on the balance sheet as equity component of convertible debentures and warrants, respectively. The amounts recognized represent the fair values of the conversion feature and warrants on the date of issuance. The adoption of this standard as it relates to embedded derivatives had no impact on opening deficit at the date of adoption or any impact on earnings for the period.

b)	Section 3865, Hedges, describes when and how hedge accounting can be used. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

•      Changes in the fair value of a hedged item and a hedging item; and

PreMD Second Quarter 2007 Report	6

•	Changes resulting from risk exposure relating to a hedged item and a hedging item.

Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the income statement in the same period. The Company currently does not have any hedges.

c)
Section 1530 of the CICA Handbook, "Comprehensive Income", describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders. It includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments.

The Company had no “other comprehensive income” transactions during the quarters ended March 31 and June 30, 2007, and no opening or closing balances for “accumulated other comprehensive income or loss”.

Except for as noted above, the accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2006.

Operating Results

Net Loss
The consolidated net loss for the three months ended June 30, 2007 (Q2 2007) was $1,341,000 or $(0.05) per share compared with a loss of $2,115,000 or $(0.10) per share for the quarter ended June 30, 2006 (Q2 2006). The decrease was almost entirely attributable to a reduction in expenses related to clinical trials and unrealized foreign exchange gains on the revaluation of the convertible debentures.   For the six months ended June 30, 2007, the consolidated net loss was $2,931,000 or $(0.12) per share compared with $4,489,000 or $(0.21) per share for the six months ended June 30, 2006.

Revenue
Total product sales were $8,000 for Q2 2007 compared with $5,000 for Q2 2006. License revenue was nil for Q2 2007, compared to $80,000 for Q2 2006. Product sales in 2007 reflect direct sales to customers, following the termination of the license agreements on December 28, 2006 with McNeil Consumer Healthcare (“McNeil”). The license revenue in 2006 consisted primarily of the upfront cash payments received in accordance with the respective worldwide and Canadian licensing agreements with McNeil which were deferred and recognized into income on a straight-line basis over the terms of the agreements.
Total product sales for the six months ended June 30, 2007 and 2006 were $26,000 and $5,000, respectively. Total license revenue for the same periods was nil and $157,000, respectively.

PreMD Second Quarter 2007 Report	7

Research and Development
The Company’s R&D efforts during Q2 2007 continued to focus primarily on managing the cancer clinical trial program and on preparing the submission to the FDA requesting an expanded claim for PREVU* POC. Most of the skin cholesterol clinical trials were completed at the end of 2006. As a result, research and development expenditures for the quarter decreased by $739,000 to $731,000 from $1,470,000 in Q2 2006. For the six months ended June 30, 2007 and 2006, research and development expenditures amounted to $1,372,000 and $2,986,000, respectively.

The Company expects research and development expenses to remain at these lower levels for the remainder of fiscal 2007.

The variance for the quarter reflects:

•      a decrease of $686,000 in spending on clinical trials for skin cholesterol, following the completion of most of the trials;
•      a decrease of $152,000 in spending on the cancer clinical trials;
•      an increase of $95,000 on product development in support of manufacturing validation for the new cordless reader and for general product improvements; and
•      a decrease of $15,000 in legal fees on intellectual property.

General and Administration
General and administration expenses amounted to $911,000 for Q2 2007 compared with $689,000 in Q2 2006, an increase of $222,000. For the six months ended June 30, 2007 and 2006, general and administrative expenses amounted to $1,552,000 compared with $1,266,000, respectively.

The increase for the quarter reflects:
•	an increase of $239,000 in professional fees for legal, audit and consulting related to business development;
•
a decrease in stock-based compensation, a non-cash expense, of $51,000 to $123,000 for Q2 2007 compared with $174,000 for Q2 2006. This resulted from the effect of lower share prices on the Black-Scholes calculations for options; and

•	an increase of $46,000 in expenses related to investor communications, primarily related to the production costs of the annual reports.

Interest on Convertible Debentures
Interest on convertible debentures (issued on August 30, 2005) amounted to $165,000 in Q2 2007 compared with $173,000 in Q2 2006. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock. For the six months ended June 30, 2007 and 2006, the interest on convertible debentures amounted to $329,000 and $338,000, respectively.

Imputed interest of $231,000 and $173,000 in Q2 2007 and 2006 respectively, represents the expense related to the accretion of the liability component at an effective interest rate of approximately 14.8%. Due to a change in accounting policies on January 1, 2007, amortization of deferred financing fees is included in imputed interest in 2007, whereas it was reported as amortization expense in 2006. For the six months ended June 30, 2007 and 2006, imputed interest amounted to $480,000 and 404,000, respectively.

PreMD Second Quarter 2007 Report	8

Amortization
Amortization expenses for Q2 2007 amounted to $41,000 compared with $110,000 for Q2 2006. The 2006 amount includes amortization of deferred financing fees in the amount of $32,000. For the six months ended June 30, 2007 and 2006, amortization expenses amounted to $83,000 and $155,000, respectively, and the 2006 amount included amortization of deferred financing fees of $65,000.

Gain on Foreign Exchange
The gain on foreign exchange was $671,000 for Q2 2007, compared with a gain of $278,000 for Q2 2006. The major reason for the increase was the impact of foreign exchange rates on the convertible debentures which are repayable in US dollars. For the six months ended June 30, 2007 and 2006, the gain on foreign exchange was $754,000 and $215,000, respectively.

Recoveries and Other Income
Interest income amounted to $37,000 for Q2 2007 compared with $70,000 for Q2 2006 as a result of lower cash balances. For the six months ended June 30, 2007 and 2006, interest income amounted to $64,000 and $157,000, respectively.

Refundable scientific investment tax credits (“ITCs”) accrued for Q2 2007 amounted to $26,000 versus $70,000 for Q2 2006. The decrease was due to the reduced spending on clinical trials in Canada in 2007. For the six months ended June 30, 2007 and 2006, ITCs amounted to $48,000 and $130,000, respectively.

Contractual Obligations

As at June 30, 2007 PreMD had certain contractual obligations and commitments related to ongoing clinical trials and operating leases as follows:

	Total	Less than 1 Year	1 - 2 Years			2 - 5 Years
Clinical Trials	$212,000	$212,000	$	Nil	$	Nil
Operating Leases	226,000	140,000		86,000		Nil
Total	$438,000	$352,000		$86,000	$	Nil

Certain other obligations, totaling up to $375,000, are only payable upon the achievement of specific events.

The $9,828,000 (US$8,210,000) convertible debentures issued on August 30, 2005 are payable in U.S. dollars and are due in August 2009. The balance outstanding at June 30, 2007, at current exchange rates, is $8,289,000 (U.S. $7,780,000), and is net of $475,000 (U.S. $430,000) that was converted into common shares in 2006.

Liquidity and Capital Resources

As at June 30, 2007, PreMD had cash, cash equivalents and short-term investments totaling $3,539,000 ($3,276,000 as at December 31, 2006). We invest our funds in short-term financial instruments and marketable securities. Cash used to fund operating activities during Q2 2007 amounted to $1,264,000 compared with $1,835,000 in Q2 2006, the decrease resulting from a reduction in the loss for the period. For the six months ended June 30, 2007 and 2006, the cash used to fund operating activities amounted to $3,442,000 and $2,590,000, respectively.

PreMD Second Quarter 2007 Report	9

Accounts payable at June 30, 2007 amounted to $352,000 compared with $964,000 at December 31, 2006. The large decrease resulted from the payment of expenses related to clinical trials that were completed near the end of 2006.

Effective December 28, 2006, the agreements with McNeil to market and distribute the PREVU* skin cholesterol tests were terminated. The Company is directly selling PREVU* in certain markets and is pursuing several additional opportunities to maximize the commercial potential of these tests, including licensing the marketing rights to other multinational healthcare companies and negotiating distribution agreements in specific territories.

Subsequent to Q2, on July 13, 2007, the Company entered into an agreement with AstraZeneca Pharmaceuticals LP (“AstraZeneca”) to market and distribute the skin cholesterol tests in the U.S. Under the financial terms of the agreement, the Company received a U.S. $500,000 upfront payment and is entitled to receive a series of additional payments of up to U.S. $6.5 million upon attainment of various development and revenue targets. In addition, the Company will receive royalties of 20% on AstraZeneca’s sales of the products, escalating to 25% on sales in excess of U.S. $30 million per year. The Company expects partnering the rights to PREVU* for the rest of the world later in 2007.

On March 27, 2007, the Company issued, by way of private placement, 2,917,268 common shares and 1,458,635 common share purchase warrants for gross proceeds of approximately $3,900,000. Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share. Subsequent to June 30, 2007, the Company filed a Form F-3 registration statement with the United States Securities and Exchange Commission to register the shares issued pursuant to the private placement.

To date, the Company has financed its activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of ITCs. Management believes that, based on historical cash expenditures and the current expectation of further revenues from product sales, royalties and license revenues, its existing cash resources together with the proceeds of the private placement on March 27, 2007 and the ITC receivable of $248,000 will be sufficient to meet its current operating and capital requirements.

However, the Company’s future capital requirements will depend on many factors, including its ability to negotiate additional licensing and/or sales distribution agreements to market the PREVU* skin cholesterol tests, continued progress in its product development and clinical programs, time and expense associated with regulatory filings, prosecution and enforcement of its patent claims, and costs associated with obtaining regulatory approvals.

PreMD Second Quarter 2007 Report	10

Stock Exchange Listing

On April 24, 2007, the Company was notified by the American Stock Exchange (“AMEX”) that it was below certain of the AMEX’s continued listing standards relating to minimum levels of shareholders’ equity. On June 15, 2007, the AMEX accepted the Company’s plan to regain compliance and continued the listing of the Company’s shares pursuant to an extension ending on October 24, 2008. Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Company being delisted from the AMEX.

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for each of the last eight quarters:

	2007		2006				2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Product sales	$8,250	$18,084	─	$1,381	$5,015	$117	$40,768	$39,902
License revenue	─	─	2,555,157	576,995	79,624	77,051	918,804	79,698
Investment tax credits	26,000	22,000	25,000	45,000	70,000	60,000	31,000	70,000
Interest Income	37,105	27,124	52,391	56,049	70,394	86,535	85,781	36,076
Net loss	$(1,341,363)	$(1,589,195)	$(339,602)	$(1,120,175)	$(2,115,432)	$(2,373,762)	$(788,825)	$(1,443,941)
Basic and diluted net loss per share(1):	$(0.05)	$(0.07)	$(0.01)	$(0.05)	$(0.10)	$(0.11)	$(0.04)	$(0.07)
Note:
(1) Net loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the three months ended June 30, 2007 was 24,950,579 (June 30, 2006: 21,566,994).

Outstanding Share Data
As of the date hereof, PreMD has an aggregate of 25,124,966 common shares issued and outstanding. In addition, as of the date hereof, if all of the outstanding August 2005 convertible debentures are converted into common shares, the company would issue up to an additional 2,882,195 common shares.

As of the date hereof, an aggregate of 2,747,604 common share purchase warrants are issued and outstanding, entitling the holders thereof to purchase up to an aggregate of 2,747,604 common shares.

Factors That Could Affect Future Results

The forward-looking statements contained in this report are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should carefully consider the risks and uncertainties described below. This list of risks and uncertainties below is not exhaustive. Furthermore, additional risks and uncertainties not presently known to PreMD or that PreMD believes to be immaterial may also adversely affect PreMD’s business.

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Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and the significant degree or risk involved in research, development and marketing. Accordingly, investments in biotechnology companies should be regarded as speculative.

Interest Rate and Foreign Exchange Risk
PreMD is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Our cash is invested in short-term, high-grade securities with varying maturities. Since PreMD’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on PreMD’s results of operations. PreMD also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services. Changes in foreign exchange rates could also affect our ability to repay the convertible debentures since they are payable in U.S. dollars upon maturity in August 2009.

Volatility of Trading Market for PreMD’s Common Shares
The volatility of PreMD’s share price may affect the trading market for PreMD’s common shares. There can be no assurance that an active trading market for the common shares will be sustained. Our share price could fluctuate significantly in the future for a number of reasons, including, among others, future announcements concerning PreMD, quarterly variations in operating results, the introduction of competitive products, reports of results of clinical trials, regulatory developments, and intellectual property developments.

In addition, the market for shares of biotechnology and life science companies, in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance or prospects of the affected companies. These broad market fluctuations may affect the market price of PreMD’s common shares.

Other Risks
Additionally, as a company in the early stages of commercialization, there are several risks related to operations, technology access and acceptance, and product performance that have the potential to materially adversely affect PreMD’s long-term prospects. While management is optimistic about PreMD’s future, the following risks and uncertainties, without limitation, should be considered in evaluating the Company:
•	PreMD has no experience in marketing products. If we cannot successfully market and cause acceptance of our products, we will be unable to execute our business plan;
•
If PreMD is unable to generate significant revenue and become profitable in the near future, our business will fail. On July 13, 2007, the Company signed an agreement with AstraZeneca Pharmaceuticals LP for the marketing and distribution of our skin cholesterol test in the U.S. and we anticipate partnering the sales and marketing rights for the rest of the world for the skin cholesterol tests later in 2007.

•	If we cannot obtain additional financing required to support business growth, we will be unable to fund PreMD’s continuing operations in the future;
•
We may need to generate cash to pay interest and principal on the convertible debentures. Any conversion of the debentures, exercise of the warrants, or issuance of common shares to pay interest, when permitted, would dilute the interests of our current shareholders;

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•
PreMD’s success depends in part on obtaining and maintaining meaningful patent protection on our products and technologies. The protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors, and there is no guarantee that we will be able to obtain or maintain patent protection for our products or product candidates. In addition, our petition to reinstate two of our U.S. patents was denied by the U.S. PTO and, accordingly, we could face additional competition from companies seeking to exploit the intellectual property that was previously covered by these patents;

•
We rely on third parties to manufacture some of our products and any delays, volume constraints or mistakes on the part of such manufacturers could result in cancelled orders and a loss of revenue for PreMD;

•	PreMD faces potential risks of product liability, which may divert funding from ongoing operations and harm operating results;
•	If we are unable to acquire future technology necessary for our products, PreMD may be unable to commercialize new products;
•	The loss of any key employee could impair our ability to execute our business plan;
•	Intense competition may harm PreMD’s ability to license and develop products;
•	Any inability by PreMD to develop products and comply with government regulations may hinder or prevent the development and sale of PreMD’s products;
•	Rising healthcare costs could impair PreMD’s ability to commercialize its products; and
•	We do not anticipate paying dividends on our common shares, which may affect investors who require a certain amount of liquidity on their investment.

A detailed discussion of risks and uncertainties is contained in our Annual Information Form for the fiscal year ended December 31, 2006, which is filed with the applicable Canadian provincial securities commissions and is available at www.sedar.com, and in PreMD’s reports and documents filed from time to time with the U.S. Securities and Exchange Commission (“SEC”), which are available at www.sec.gov. Except as required by law, PreMD is not under any obligation, and expressly disclaims any obligation, to update forward-looking statements. You should carefully consider the factors set forth in this or other reports or documents that PreMD files with the applicable Canadian provincial securities commissions and the SEC.

Dated August 14, 2007

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PreMD Inc.
Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEETS
[In Canadian dollars]
Unaudited

	As at	As at
	June 30	December 31
	2007 $	2006 $
ASSETS
Current
Cash and cash equivalents	2,515,438	112,577
Short-term investments	1,023,987	3,163,482
Accounts receivable	8,443	11,221
Inventory	178,004	179,219
Prepaid expenses and other receivables	537,650	570,773
Investment tax credits receivable	248,000	200,000
Total current assets	4,511,522	4,237,272
Deferred financing fees, net of accumulated amortization of $174,863 in 2006 [notes 2 and 3]	-	347,589
Capital assets, net of accumulated amortization of $883,699 [2006 - $841,611]	268,589	312,410
Intangible assets, net of accumulated amortization of $953,250 [2006 - $915,027]	344,007	382,229
	5,124,118	5,279,500

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Accounts payable	352,106	963,990
Accrued liabilities	716,590	932,372
Total current liabilities	1,068,696	1,896,362
Convertible debentures [note 3]	5,704,665	6,350,680
Total liabilities	6,773,361	8,247,042

Shareholders' deficiency
Capital stock [note 5]	28,883,949	25,263,480
Contributed surplus [note 5]	2,758,169	2,521,915
Equity component of convertible debentures [note 3]	2,239,385	2,239,385
Warrants [note 5]	1,562,154	1,170,020
Deficit	(37,092,900)	(34,162,342)
Total shareholders' deficiency	(1,649,243)	(2,967,542)
	5,124,118	5,279,500

See accompanying notes

PreMD Second Quarter 2007 Report	14

PreMD Inc.

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
[In Canadian dollars]
Unaudited

	Three months ended June 30		Six months ended June 30
	2007 $	2006 $	2007 $	2006 $

REVENUE
Product sales	8,250	5,015	26,334	5,132
License revenue	-	79,624	-	156,675
	8,250	84,639	26,334	161,807
Cost of product sales	3,720	4,255	8,566	4,383
Gross Profit	4,530	80,384	17,768	157,424

EXPENSES
Research and development	730,799	1,469,815	1,371,636	2,985,524
General and administration	911,141	688,617	1,552,105	1,265,865
Interest on convertible debentures	165,400	172,623	328,983	338,137
Imputed interest on convertible debentures	231,228	172,720	479,574	404,132
Amortization	41,318	110,110	82,698	154,932
Gain on foreign exchange	(670,888)	(277,675)	(754,441)	(215,043)
	1,408,998	2,336,210	3,060,555	4,933,547

RECOVERIES AND OTHER INCOME
Investment tax credits	26,000	70,000	48,000	130,000
Interest	37,105	70,394	64,229	156,929
	63,105	140,394	112,229	286,929
Net loss and comprehensive loss for the period	(1,341,363)	(2,115,432)	(2,930,558)	(4,489,194)
Deficit, beginning of period	(35,751,537)	(30,587,133)	(34,162,342)	(28,213,371)
Deficit, end of period	(37,092,900)	(32,702,565)	(37,092,900)	(32,702,565)

Basic and diluted loss per share	$(0.05)	$(0.10)	$(0.12)	$(0.21)

Weighted average number of common shares outstanding	24,950,579	21,566,994	23,505,688	21,559,121

See accompanying notes

PreMD Second Quarter 2007 Report	15

PreMD Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[In Canadian dollars]
Unaudited

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(1,341,363)	(2,115,432)	(2,930,558)	(4,489,194)
Add items not involving cash
Amortization	41,318	110,110	82,698	154,932
Stock compensation costs included in:
Research and development expense	35,286	58,904	67,383	94,719
General and administration expense	123,312	173,741	180,605	243,212
Gain on sale of capital asset	143	-	143	-
Imputed interest on convertible debentures	231,228	172,720	479,574	404,132
Interest on convertible debentures paid in common shares	133,967	79,702	270,911	79,702
Deduct gain on foreign exchange	(670,888)	(277,675)	(754,441)	(215,043)
Net change in non-cash working capital balances related to operations (note 6)	182,749	44,745	(838,718)	1,296,533
Decrease in deferred revenue	-	(81,867)	-	(158,592)
Cash used in operating activities	(1,264,248)	(1,835,052)	(3,442,403)	(2,589,599)

INVESTING ACTIVITIES
Short-term investments	291,768	1,695,094	2,109,459	1,881,904
Sale of capital assets	562	-	1,435	-
Purchase of capital assets	(484)	(2,817)	(2,233)	(20,915)
Cash provided by investing activities	291,846	1,692,277	2,108,661	1,860,989

FINANCING ACTIVITIES
Issuance of capital stock and warrants, net of issue costs	(49,764)	-	3,729,957	-
Cash provided by financing activities	(49,764)	-	3,729,957	-
Effect of exchange rate changes on cash and cash equivalents	3,870	4,145	6,646	46,212
Net increase (decrease) in cash and cash equivalents during the period	(1,018,296)	(138,630)	2,402,861	(682,398)
Cash and cash equivalents
- Beginning of period	3,533,734	229,431	112,577	773,199
- End of period	2,515,438	90,801	2,515,438	90,801

Represented by
Cash	105,372	90,801	105,372	90,801
Cash equivalents	2,410,066	-	2,410,066	-
	2,515,438	90,801	2,515,438	90,801

See accompanying notes

PreMD Second Quarter 2007 Report	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007
[In Canadian dollars unless otherwise noted]

Unaudited

1.           NATURE OF THE COMPANY AND BASIS OF PRESENTATION
PreMD Inc [the “Company”] operates in a single business segment and is a predictive medicine company dedicated to improving health outcomes with non-invasive or minimally-invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company develops easy-to-use, accurate and cost-effective tests designed for use in a point-of-care setting, in a laboratory, in the life insurance industry, and eventually, at home and licenses the global marketing rights to third parties.

The Company currently owns patents for a test to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker intended for use in colorectal, lung and breast cancer. In addition, the Company has patents and patents pending for color measurement in biological reactions.

2.           SIGNIFICANT ACCOUNTING POLICIES
The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual audited consolidated financial statements. The interim consolidated financial statements do not include all disclosures required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2006. Where appropriate, these interim consolidated financial statements include estimates based on management’s judgment.

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ [“CICA”] Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”.

a)
Section 3855, Financial Instruments - Recognition and Measurement, describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that:

•	All financial assets be measured at fair value, with some exceptions, such as loans and receivables and investments that are classified as held-to-maturity;
•	All financial liabilities be measured at fair value if they are derivatives or classified as held-for-trading purposes. Other financial liabilities are measured at their carrying value; and
•	All derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

As a result of adopting this section on January 1, 2007, the Company reclassified unamortized deferred financing fees relating to convertible debentures of $347,589 to convertible debentures. The reclassification of debt issue costs has no material impact on earnings. Financing fees are amortized using the effective interest method over the term of the related debt instrument.

In accordance with the new standard, the Company has classified cash and cash equivalents as held-for-trading, short-term investments as held-to maturity, accounts receivable as loans and receivables and accounts payable, accrued liabilities and convertible debentures as other financial liabilities.

The standard requires derivative instruments to be recorded as either assets or liabilities measured at their fair value, with changes in fair value recognized in net income. Certain derivatives embedded within a host contract must also be measured at fair value. Prior to the adoption of this standard, the conversion feature and warrants related to the Company’s unsecured convertible debentures were separately presented on the balance sheet and as equity component of convertible debentures and warrants, respectively. The amounts recognized represent the fair values of the conversion feature and warrants on the date of issuance. The adoption of this standard as it relates to embedded derivatives had no impact on opening deficit at the date of adoption or any impact on earnings for the period.

PreMD Second Quarter 2007 Report	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)	Section 3865, Hedges, describes when and how hedge accounting can be used. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

•      Changes in the fair value of a hedged item and a hedging item; and
•      Changes resulting from risk exposure relating to a hedged item and a hedging item.

Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the income statement in the same period. The Company currently does not have any hedges.

c)
Section 1530 of the CICA Handbook, "Comprehensive Income", describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders. It includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments.

The Company had no “other comprehensive income” transactions during the six month period ended June 30, 2007, and no opening or closing balances for “accumulated other comprehensive income or loss”.

Except for as noted above, the accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2006.

3.           CONVERTIBLE DEBENTURES
On August 30, 2005, the Company completed a financing by way of a private placement of convertible debentures maturing on August 30, 2009, for gross proceeds of $9,827,616 (U.S. $8,210,000) less issue fees and expenses of $913,000 (resulting in net proceeds of approximately $8,915,000). The unsecured debentures bear interest at an annual rate of 7% [effective rate of approximately 14.8% on the liability component], payable quarterly in cash or common shares at the Company’s option. The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of the shares at the time of the applicable interest payment date. The debentures are convertible into common shares at any time during the term, at the option of the holder, at $3.47 per share (subject to adjustment). If all the debentures were converted to common shares it would result in the issuance of an additional 2,882,195 common shares. Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per common share (subject to adjustment). At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder.

On August 25, 2006, $475,441 [US$430,000] of the debentures were converted into 150,877 common shares of the Company, which resulted in a reclassification of $357,304 of the liability, $140,137 of the equity component of the convertible debentures and $22,000 of the deferred financing fees to share capital.

Of the total amount of the financing, $5,917,209 was recorded as a liability. The fair value of the equity component of the convertible debentures at the date of grant is estimated at $2,393,145 (net of expenses of $228,292), using the Black-Scholes option pricing model. The fair value of the warrants is estimated at $1,176,718 (net of expenses of $112,252), determined using the Black-Scholes option pricing model. Additional financing expenses of $51,399 were incurred in 2006, of which $13,623 was allocated to the equity component of the convertible debentures and $6,698 was allocated to warrants based on their relative fair values. The assumptions used to calculate the fair value of the equity component and the warrants are as follows:

PreMD Second Quarter 2007 Report	18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Equity component	Warrants
Expected volatility	42.7%	41.7%
Risk-free interest rate	3.35%	3.35%
Expected option life	4 years	5 years
Dividend yield	nil	nil

The table below presents a summary of the offering:

		Deferred financing
	Proceeds	fees	Net
	($)	($)	($)
Issuance of convertible debentures	9,827,616	861,328	8,966,288
Equity component of convertible debentures	(2,621,437)	(228,292)	(2,393,145)
Warrants	(1,288,970)	(112,252)	(1,176,718)
Liability component of convertible debentures	5,917,209	520,784	5,396,425

The liability component will be accreted over time by a charge to the consolidated statement of loss and deficit for imputed interest at an effective rate of approximately 12.75% and at maturity will be equal to the face value of the debentures. All cash repayments, default payments or redemptions of the principal under the debentures shall be made in U.S. dollars.

The table below presents a reconciliation of the valuation of the liability component from December 31, 2006 to June 30, 2007:

($)
Balance, December 31, 2006	6,350,680
Reclassification of deferred financing fees [note 2]	(347,589)
Changes in foreign exchange rates	(84,024)
Imputed interest	248,346
Balance, March 31, 2007	6,167,413
Changes in foreign exchange rates	(693,976)
Imputed interest	255,228
Balance, June 30, 2007	5,728,665

4.           STOCK-BASED COMPENSATION
On January 1, 2003, the Company prospectively adopted the recommendations in The Canadian Institute of Chartered Accountants’ [“CICA”] Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” [“Section 3870”]. The new recommendations are generally applicable only to awards granted after the date of adoption.

Section 3870 requires that options issued to employees are accounted for using the fair value method of accounting. Previously, no compensation expense was recognized for stock options granted to employees.

For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method.

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

PreMD Second Quarter 2007 Report	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
	Three months ended June 30		Six months ended June 30
	2007 $	2006 $	2007 $	2006 $
Net loss as reported	(1,341,363)	(2,115,432)	(2,930,558)	(4,489,194)
Estimated stock-based compensation costs	─	(13,240)	(643)	(26,480)
Pro forma net loss	(1,341,363)	(2,128,672)	(2,931,201)	(4,515,674)
Pro forma basic and diluted loss per common share	$(0.05)	$(0.10)	$(0.12)	$(0.21)

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model for options granted in 2002 were approximately as follows: expected volatility of 54.3%; risk free interest rate of 4.06%; expected dividend yield of nil; and an expected life of the options of five years. Additional disclosure relating to stock-based compensation is provided in the Company’s financial statements as at and for the fiscal year ended December 31, 2006.

5.           CAPITAL STOCK AND CONTRIBUTED SURPLUS
a)      Authorized
The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

b)      Issued and outstanding shares

		Stated	Contributed
	Number	value	surplus	Total
Common shares	#	$	$	$
Balance, December 31, 2006	21,858,223	25,263,480	2,521,915	27,785,395
Issued on exercise of options	3,000	4,600	(400)	4,200
Stock-based compensation expense	-	-	89,390	89,390
Issued as payment for interest	85,164	136,944	-	136,944
Issued pursuant to private placement	2,917,268	3,378,149	-	3,378,149
Balance, March 31, 2007	24,863,655	28,783,173	2,610,905	31,394,078
Stock-based compensation expense	-	-	147,264	147,264
Issued as payment for interest	121,674	133,967	-	133,967
Issued under share purchase plan	8,000	11,335	-	11,335
Additional financing costs related to private placement	-	(44,526)	-	(44,526)
Balance, June 30, 2007	24,993,329	28,883,949	2,758,169	31,642,118

c)   Private placement
On March 27, 2007, the Company issued, by way of private placement, 2,917,268 common shares and 1,458,635 common share purchase warrants at $1.33 per unit for gross proceeds of $3,880,417, less issue expenses of $104,896 (resulting in net proceeds of $3,775,521). The issue expenses were pro rated between the equity and the warrant components. Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share. The fair value of the warrants at the date of grant was estimated as $397,372 (net of expenses of $11,046), determined using the Black-Scholes options pricing model. Additional financing expenses of $49,764 were incurred in the three months ended June 30, 2007, of which $44,526 was allocated to the common shares and $5,238 was allocated to the warrants.

PreMD Second Quarter 2007 Report	20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d)	Warrants

	Warrants #	Weighted average exercise price $
Balance, December 31, 2006	1,288,970	3.57
Granted	1,458,634	1.66
Balance, March 31, 2007	2,747,604	2.63
Granted	-	-
Balance, June 30, 2007	2,747,604	2.63

e)   Options

		Weighted average
	Shares	exercise price
	#	$
Balance, December 31, 2006	2,920,304	2.84
Granted	675,000	1.65
Exercised	(3,000)	1.40
Expired	(387,500)	3.89
Balance, March 31, 2007	3,204,804	2.46
Granted	155,000	1.10
Expired	(177,000)	3.08
Balance, June 30, 2007	3,182,804	2.36

6.           CONSOLIDATED STATEMENTS OF CASH FLOWS
The net change in non-cash working capital balances related to operations comprise the following:

	Three months ended June 30		Six months ended June 30

	2007	2006	2007	2006
	$	$	$	$
Accounts receivable	9,163	125	2,778	881,891
Inventory	(3,806)	1,607	1,215	668
Prepaid expenses and other receivables	43,841	25,284	33,123	91,661
Investment tax credits receivable	(26,000)	(70,000)	(48,000)	(130,000)
Accounts payable and accrued liabilities	159,551	87,729	(827,834)	452,313
	182,749	44,745	(838,718)	1,296,533

7.           COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements for the period ended June 30, 2006 have been reclassified from statements previously presented to conform to the presentation of the June 30, 2007 consolidated financial statements.

8.           SUBSEQUENT EVENT

On July 13, 2007, the Company signed an agreement with AstraZeneca Pharmaceuticals LP (“AstraZeneca”) to market and distribute the Company’s skin cholesterol test in the U.S. Under the financial terms of the agreement, the Company received a U.S. $500,000 upfront payment and can receive a series of additional payments of up to US $6.5 million upon attainment of various development and revenue targets. In addition, the Company will receive royalties of 20% on AstraZeneca’s sales of the products, escalating to 25% on sales in excess of US $30 million per year. The agreement does not provide for a fixed termination date.

PreMD Second Quarter 2007 Report	21

SHAREHOLDER AND CORPORATE INFORMATION

Corporate Headquarters

PreMD Inc.
4211 Yonge Street
Suite 615
Toronto, ON
M2P 2A9
T: 416-222-3449
F: 416-222-3449
www.premdinc.com

Investor Relations Contacts

Michelle Rabba
Manager, Corporate Communications
T: 416-222-3449 ext. 25
mrabba@premdinc.com

Ron Hosking, CA
Vice President, Finance and
Chief Financial Officer
T: 416-222-3449 ext. 24
rhosking@premdinc.com

General or Investor Inquiries

info@premdinc.com

Transfer Agent and Registrar

Equity Transfer & Trust Company
200 University Avenue, Suite 400
Toronto, Ontario
T: 416-361-0930
www.equitytransfer.com

Shareholder services provided by the
transfer agent:

•           Change of address
•           Eliminate multiple mailings
•           Transfer PreMD shares
•           Other shareholder account inquiries

Auditors

Ernst & Young LLP, Chartered Accountants
Ernst & Young Tower
Toronto-Dominion Centre
Toronto, Ontario

Legal Counsel
Aird & Berlis LLP
181 Bay Street, Suite 1800
BCE Place
Toronto, Ontario

Mintz, Levin, Cohn, Ferris, Glovsky and
Popeo PC
One Financial Center
Boston, Massachusetts